FORM 10-SB

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               MILLENIA HOPE, INC.
         -------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Delaware
                                                          98-0213828
(State or other jurisdiction
of incorporation or organization)                    (I.R.S. Employer
                                                      Identification No.)

4055 St. Catherine St., Suite 142, Montreal, Quebec            H3Z 3J8
--------------------------------------------------------------------------------
(Address of principal executive offices)                     (Zip Code)

                                 (514) 846-5757
                           (Issuer's Telephone Number)

                                 (514) 935-9758
                              (Issuer's Fax Number)


Securities to be registered under Section 12(b) of the Act:

         Title of each class        Name of each exchange on which
         to be so registered        each class is to be registered

----------------------------------  -----------------------------

----------------------------------  -----------------------------

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

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PART I.

Item 1. Description of Business.

(a) Business Development

Millenia Hope Inc. ("Millenia", or the "Company"), a Delaware corporation, was organized on December 24, 1997. The Company has not been involved with any bankruptcy, receivership or similar proceedings. The Company has not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b) Business of Issuer

MILLENIA was formed to further develop and distribute an anti-malarial drug formerly known as "ASPIDOS" now called MALAREX(R) (the "Product").

Prior to Millenia's incorporation, the Product was in the final stages of development in Europe, having been funded under different research programs, funded by the Ministry of Health of Italy and various universities.

Further, Millenia's goal as a biopharmaceutical corporation is to both purchase and develop other patented drugs dealing with infectious diseases specifically, but not exclusively, anti-malarial agents.

MALARIA, THE DISEASE

Malaria is predominant in four regions of the world:

         Africa
         India
         South East Asia
         Central and South America

Malaria parasites have been with us since the dawn of time. The current belief today is that they probably originated in Africa (along with mankind) and fossils of mosquitoes up to 30 million years old show that the vector for malaria was present well before the earliest recorded history.

Malaria is one of the most debilitating diseases in the developing world today. Once thought to be virtually eradicated, malaria has resurfaced to affect over 500 million people annually. And that is only the reported cases. It is suspected that the reported cases may represent less than one third of actual existing cases. It is now known that mosquitoes have not only been able to develop an immunity to the chemical insecticides used to control breeding but, they have also developed resistance to many of the anti-malarial drugs on the market today.

Malaria is a disease that is caused by a parasite. This parasite spends most of its life in the red blood cells of humans. Female mosquitoes are the primary transmittal agent for these parasites. The parasites are ingested by the female mosquito when feeding on an infected person's blood and then spread when biting another person. Once inside the mosquito, the parasites migrate to the salivary glands where they are free to be transmitted with the next bite.

Four species of malaria parasites cause disease in humans:

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                        Plasmodium vivax
                        P. Malariae
                        P. Falciparum
                        P. Ovale.

P. Falciparum is the most common and causes the majority of deaths, accounting for approximately 90% of African and about 50% of South East Asia / Latin America malaria cases.

Touching some 500 million people each year, the effect that malaria has on the world is truly devastating, particularly on women. Malaria accounts for almost 3 million deaths, a large portion of which are children. Children are dying from malaria at the rate of 20,000 a week. Malaria has often been regarded as a women's issue as it is well documented that women in developing countries spend the vast majority of their time collecting firewood and water, cooking meals and caring for the children, leaving them more exposed and vulnerable to the disease. Women also work outside the home, often as the main breadwinner. Yet when children are sick, mothers lose valuable earnings that impact the entire family's well being. Malaria is a major cause of death in first-time mothers.

Estimated lost work time for people affected with malaria is over US$ 2 billion annually and if the trend is not reversed will soon be more than US$ 3 billion. A single bout of malaria is estimated to cost a sum equivalent to 10-20 working days in India or Africa.

CURRENTLY AVAILABLE TREATMENTS

In the pursuit of the eradication of malaria, scientists and researchers have developed many different drugs to battle the parasite. As the parasite develops a resistance to one drug, researchers must continue to look for other combinations that will be effective in controlling the disease.

Quinine, a natural product from the bark of the cinchona tree, was one of the first treatments for malaria and appeared in the 17th century. It is still effective but can be toxic. Quinine remained the drug of choice for treatment and prevention until 1942 when it was replaced by chloroquine. With widespread chloroquine resistance, quinine together with artemether have once again become an important treatment for malaria.

Chloroquine (Aralen), was first used in the 1940's and is a weekly treatment. Today it is manufactured by all the major pharmaceutical companies. The first cases of resistance were found in South America and South East Asia in the early 60's and it is now practically ineffective almost everywhere. However it is still the most widely used anti-malarial treatment in Africa as it is the cheapest drug available.

Sulfadoxone / pyrimethamine (Fansidar), was developed in the 1960's. The treatment consists of three doses taken together in one day. Today, this drug is manufactured by a number of pharmaceutical companies; the Fansidar trademark belongs to Hoffman LaRoche. Despite widespread resistance in South East Asia and parts of South America, it is starting to become the first line of treatment in some African countries where chloroquine resistance is even more widespread.

Mefloquine (Lariam), was developed by the U.S. army in the early 1980's and commercialized by Hoffman LaRoche. Resistance has been observed since the early 1980's, particularly in the South East Asian countries. Halofantrine, was also developed by the U.S. army and marketed by SmithKline Beecham. In the 1990's, cross-resistance with mefloquine and side effects (sometimes severe) have been observed.

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Artemisinins,  (derived from an ancient Chinese herbal remedy) comprise a family of products. The two compounds most widely used, mainly in South East Asia, are artemether and artesunate, They are not widely used in the developed world in part due to toxicity fears. Due to the high rate of treatment failures, artemisinins are now also being combined with mefloquine.

In addition to the above, there gave been other drugs tested and used over the years in the fight against malaria. Many were the forerunners of one of more of the above. Currently many drugs based on new compounds are being tested along with possible vaccines.

As can be seen, all of the above families of anti-malarial agents have the same problem in common: the resistance developed by malaria to a greater or lesser degree to each of the above mentioned drugs.

There is insufficient research into novel drug targets. Current new options are based on the same three families of compounds (the quinolines, antifolates, and artemesinin derivatives) all of which have records of resistance and or ineffectiveness.

PRODUCT HISTORY

Although Millenia is a relatively new company, the existence of the natural components of Malarex are not. Known by the Brazilian natives as "Taheebo", the Pau Pereira is a tropical rain forest tree that exists in over 100 different species. These trees, having highly effective healing properties, were well known and used by indigenous medicine men in Brazil long before the first Europeans arrived.

Being a tree that has evolved in tropical rain forests, the Pau Periera never develops mold, mildew or rot, even when chopped down and stored at ambient temperatures. Notwithstanding the habitually unsophisticated routines of aboriginal medicine, Pau Periera was used for a surprisingly complex assortment of applications. The tree's bark was invariably the potion used by the natives in their therapeutic practices. It was administered by infusion, was chewed and was even applied in poultices.

Testing was conducted as early as 1877 when a French researcher, Bochefontaine, first extracted a yellowish amorphous alkaloid from the bark of a tree, that he named geissospermine. He determined that the bark of the tree was endowed with sympathicolytic properties comparable to the ones of quinine inasmuch as it was rich in alkaloids that have anti-viral properties.

Further studies carried out by research teams of the American Academy of Naturopathic Medicine operating in Mexico, determined that the natural Pau Periera extract, when administered in appropriate form and dosage, is capable of functioning as a remarkably effective immune-modulator. Once the described efficacy of the Pau Periera became established, the teams systematically subjected the substance to generic biochemical studies.

In order to evolve a standardized and genetically useful fito-therapeutic remedy from the Pau Periera bark, a carefully refined extract had to be formulated through the sophisticated stages of development. Each of them was meticulously designed to preserve undiminished the bioavailability of all its delicate biogenetic components.

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The final refined  process was eventually  accomplished  by the research team of
Silvia Rossi and Guiseppe Motta operating in Europe.

MALAREX has been developed as a natural extract that exhibits positive results when administered to malaria patients. When administered to patients that had contracted malaria it was observed that the symptoms disappeared altogether after one day of treatment. Extracted from natural sources, MALAREX is not artificially created nor is it a synthetically derived drug. MALAREX has been tested successfully in the treatment and prevention of malaria at a time when the resistance to many anti-malarial drugs continues to intensify.

MALAREX

MALAREX is a product that needs no excipients and/or chemicals in any manufacturing stages whether in capsule form or as an injectable solution.

Throughout in-vitro and in-vivo tests carried out by University of Rome, the World Health Organization (WHO) and the Institute of Superior Health of Italy, no undesirable side effects were detected.

When treated with MALAREX there is no need to take post treatment vitamins and/or "olygoelements" additives for restructuring the immune system, usually required when one is treated with other known anti-malarial drugs.

The all natural extract Vocamine (the core component of MALAREX) has been tested and clinically shown to have no undesirable side effects at this point. This all natural extract, with the plant's active principles intact, is completely non-toxic so that recommended dosages will not produce any side effects. Moreover, precisely because of its immune-modulatory properties, the extract is completely non-allergenic. Also, under no circumstances can the extract, or its derivatives, become habit forming.

PRODUCTION

MALAREX (Vocamine) is produced in two forms, capsules and injectables. Because there is a high number of malaria cases in infants, capsules are sometimes not a viable alternative. Generally, the capsules are recommended from the age of four years and older and injections are recommended for the new born and children under four years of age.

Negotiations are being held with an international pharmaceutical company to have MALAREX produced in Brazil. Sufficient raw material exists to ensure the supply required to meet and surpass our current sales objectives. In addition, continued research and development of the extract is ongoing with positive indications that the extract can be produced in an even more concentrated form that will require smaller and fewer doses in the near future.

STRYCHNOS

The alkaloids of STRYCHNOS MYTROIDES are extracted by drying and making into a powder the stem barks of STRYCHNOS MYTROIDES. Exhaustive extraction is done by repeated maceration it is then processed to yield crude tertiary alkaloids. Once the process has been completed the alkaloids of STRYCHNOS MYTROIDES are used in combination with Chloroquine to greatly enhance the in vivo effectiveness of this drug against currently CQ-resistant strains of malaria (Plasmodim Falciparum - this being the most prevalent strain of malaria accounting for 90% of African and about 50% of South East Asia and Latin cases of malaria). They also enhanced in vivo Chloroquine activity against a resistant strain of Plasmodium Yoellii.

                                  Page 5 of 20

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STRYCHNOS  has  gone  through  rigorous  testing  by both  Italian  and  African researchers over a period of years. Due to the serious resistance being currently encountered by Chloroquine, still the most popular anti-malarial drug on the African continent, the ability of STRYCHNOS as an adjuvant to Chloroquine to ameliorate some of the above mentioned problem is a significant breakthrough.

The company intends to continue research in this area both to increase the efficacy of STRYCHNOS as an adjuvant to Chloroquine and to get certification from the Department of Health of various African countries so as to bring another weapon to bear in the fight against malaria.

MARKET SIZE

Considered to be under control and all but forgotten in North America, malaria lingers as a menacing death threat world wide. Left unchecked, the re-establishment of a malaria endemicity could take place virtually overnight with the increasing population mobility that we enjoy today. According to the World Health Organization (1999), malaria risks of varying degrees exist in 100 countries and territories. Estimates of populations at risk within these 100 countries total in excess of 2.3 billion people or 40% of the world's population.

The incidence of reported malaria alone is estimated to be over 500 million clinical cases annually (WHO 1999) with an estimated 1.5-2.7 million deaths. Approximately 1 million deaths among children under 5 years of age are attributed to malaria alone or in combination with other diseases. In addition to the reported cases of contracted malaria, control programs dispense medication for the prevention of malaria in the amount of a further 70 million plus complete treatments. We know that this number is still rising each year and that positive steps are being taken to increase the awareness and reporting of the disease. We also know that specific strains of malaria are becoming more and more resistant to most of the prescribed drugs that are available today.

It is estimated that for each clinical case reported, there exists at least one, probably two, that are unreported. Relative to the enormous number of infected humans, it is virtually impossible to eradicate the disease altogether. Mosquitoes will continue to spread the disease from those that are infected to those who are not. Apart from some forms of malaria being recurring, individuals can contract the disease many times over. Only through continued use of an effective treatment will malaria be brought under control.

Even if the disease was brought under control, it is estimated that in excess of 2 billion people live in areas of the world where malaria can thrive. The need for continued prophylactic use will remain the same. Prevention rather than treatment will become the dominant control factor.

Estimated expenditures on treatment for the control and prevention of malaria are in excess of US$10 Billion annually. The World Bank alone allocates US$ 2.5 Billion to third world countries for malaria treatment. These figures do not change dramatically if one were to assume that malaria is brought under control. Preventive treatments at similar costs would still be in demand. Only through the continued use of preventive treatments will the availability of infected humans for mosquitoes to feed upon be reduced. Unfortunately, without a true vaccine, once the treatments are suspended, the human body is once again susceptible to the disease when bitten by an infected mosquito.

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DISTRIBUTION AND PRICING
                  .
Millenia's objective is to see that MALAREX is made available to as many people as possible; as quickly as possible. In order to accomplish this goal, it is Millenia's intention to initially focus on the production aspects of the product and have it distributed where possible within already existing distribution networks. Through an aggressive pricing strategy, Millenia intends on making a profit while still making MALAREX available at prices that are approximately half the cost of other drugs currently used in the treatment of malaria.

PATENTS AND LICENSES

Proprietary protection is an integral part of Millenia's strategy. The commercial success of products, especially in the pharmaceutical industry, is highly dependant upon their uniqueness being protected by patents. To this end Millenia has not only purchased the patent and all the rights to MALAREX and STRYCHNOS; it has also secured all research and development data and notes pertaining to the above noted drugs from the commencement of initial research to synthesis of the drug. In the future, as other products are developed and come on line or are purchased, Millenia will take all necessary steps to see that its product have the full measure of legal protection. Furthermore; should there be any questions of infringement on its proprietary rights, Millenia will be aggressive in asserting its legal position.

Currently, its 2 anti-Malarial drugs, MALAREX and STRYCHNOS, are protected under patents by having patents filed covering their development. However, no assurance can be given that any patents will ever be actually issued.

TEST RESULTS

Alkaloids of Vocagana were shown to have a therepeutic effect upon some medical maladies as early as 1958, specifically cardiovascular problems as seen in the February 11, 1958 U.S. Patent 2823204. Also, as reported in a study in the Journal of Natural Products Vol. 57 November 1994, under the auspices of the College of Pharmacy of the University of Illinois at Chicago, Vocamine acted to enhance the growth inhibition of multi-drug resistant cytotoxic cells present in certain malignant diseases such as Hodgkins.

In-Vitro testing of Vocamine conducted by researchers Elena Federici, Giovianna Palazzino and headed by Dr. Corrado Galeffi of the Institute of Superior Health of Rome and Prof. Marcello Nicoletti of Department of Plant Biology at La Sapeinza in Rome aided by Dr. Pierre Olliafo of Unisante, Geneva, the WHO and Dr. L. Turchetto, as per the report of the Institute of Superior Health in Rome 1997 with successful results.

In-Vitro tests were performed by Dr. Francesco de Chiara of the Clinica Ospedale diAnchilo in Nampula, Mozambigue per his report of April 20, 1998. In the same report is In-Vivo study of 74 Mozamicans with malaria who were treated via sub-sutaneous injections using a suction and incubation method (names of all patients are in his report). Clinical Results - within 24 hours clinical symptoms of malaria (fever, vomiting, diarrhea, joint pains etc.) disappeared and within 4 days the patients, having followed a 3 day treatment regimen, showed a 90% rate of complete recovery.

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In-Vivo  testing done by Dr.  Phillipe  Rosoanaivo,  scientific  director of the
Malgache Institute of Applied Research in Aniananarivo, Madagascan on December 14, 1998 with the report of the successful results being sent to Prof. Albert Rako To-Rat Simamanga of the Institute of France.

GOVERNMENT REGULATIONS

In order to safeguard their citizens, governments around the globe require extensive proof that a new drug is completely safe, within statistical parameters, before allowing it into the marketplace. Millenia, being cognizant of the above and of its own responsibility to the public, has collated the extensive laboratory and research data as well as the human trial tests for MALAREX pursuant to its receiving the designation as an allopathic drug. Currently, MALAREX is in the middle of its clinical trial with the government of India's Directorate of Health. Having reviewed the previous research data and test results, the Directorate of Health accepted MALAREX for both in vitro and in vivo testing. As this process is already under way and taking into account the results of its previous clinical trials, the company expects to receive its certification in due course. Several other countries are in this process of reviewing the research data and test results leading up potentially to their running of clinical trials in the near future. A similar regimen is intended to be used with STRYCHNOS in order to gain its certification.

PRODUCT LIABILITY

Any drug or pharmaceutical product poses, by its nature, some level of risk. Since drugs are widely disseminated among populations, all precautions must be taken to ensure that the potential risk of any drug is kept to the barest minimum. Since MALAREX and STRYCHNOS are all natural products and not chemically produced, their potentially damaging side effects are minimized. This does not mean that no side effects might occur, even with the most rigorous testing standard applied, but rather that by their nature these 2 compounds are inherently less susceptible. This being noted, once the company receives the designation as an allopathic drug it intends to take out appropriate liability and product insurance with a major casualty insurer commensurate with the statistical risk factors.

Acquisitions

         The Company has no specific acquisition plans at this time.

Compensation of Officers

         The only officer receiving any cash compensation is the Chairman who will receive an annual salary of $36,000.

Compensation of Directors

         No Director of the Company receives any compensation for his service on the Board.

Employees

         In addition to its six officers, as part of its lease, the Company has access to secretarial services. None of the Company's employees belong to a union and the Company believes that its relations with its employees are good.

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Special Note Regarding Forward-Looking Statements

                  Some of the statements under "Plan of Operations," "Business" and elsewhere in this registration statement are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained herein that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements.

Item 2.  Plan of Operation.

The following discussion should be read in conjunction with the financial statements and related notes which are included elsewhere in this prospectus. Statements made below which are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties including, but not limited to, general economic conditions and our ability to market our product.

The business objectives of Millenia are threefold.

First and foremost is to establish MALAREX as the dominant control agent for the treatment and prevention of malaria throughout the world. Not only do we believe that MALAREX is the most effective anti-malarial drug, it will also be made available at prices that are adapted to the realities of the third world market. The availability and pricing of MALAREX will hopefully ensure its acceptability and use in the fight against malaria.

Secondly, Millenia has adopted an extremely conservative sales forecast. In the face of anti-malarial drug resistance, the need for more effective treatments will continue to intensify. Once a network of local manufacturers and distributors capable of producing and supplying MALAREX are in place, the demand for MALAREX should increase dramatically.

It is estimated the demand for MALAREX will increase significantly as it becomes the premier choice in the fight against malaria. With its proven effectiveness and availability, it could very well be the leader in the field. Despite this positive conviction, Millenia chooses to remain conservative in its sales estimation as it strives to attain its goal of 2 % of the marketplace in five years.

Achieving these modest levels will ensure both the viability and profitability for both the Company and its shareholders.

Thirdly, Millenia is committed to ongoing research and development to expand the efficacy of MALAREX and its derivatives in fighting infectious diseases.

As an integral part of this development, Millenia hopes to establish long term relationships with other major organizations such as Rotary Against Malaria
(RAM), World Health Organization and the Centers for Disease Controls. It is through these relationships that Millenia feels that they can best support the efforts of such organizations to solve the problem of malaria by building an infrastructure necessary to control this killer disease.

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As the  Company  has not yet  begun to sell the  Product,  it is  difficult  for management to evaluate the growth curve of Product sales. However, given the potential market size and the desperate need for a viable and effective drug, the Company believes that it will not have a problem generating significant sales thereby creating positive cash flow once the Product is approved.

The Company intends to use the Internet for advertising as that currently allows the greatest visibility for very small costs. In fact, the Company believes that it will be able to obtain free access on certain websites looking for products such as the Company's.

At present the only significant cash outlay of the Company is for rent as well as legal and accounting fees incurred by the Company as it prepares this filing and filings associated with being a reporting company (quarterly unaudited reports, annual reports, etc.). There is currently insufficient funds to adequately provide for the Company's needs over the next twelve months. Management is exploring various options including the sale of additional stock and/or warrants, bank financing or personal loans by management or family members.

The Company intends to continue conducting product research and development. The Company intends to retain marketing and public relations consultants as necessary, and to hire support staff only if warranted by its sales volume on an as needed basis.

Item 3.  Description of Property.

The Company leases its corporate offices at 4055 St. Catherine Street, Suite 142, Montreal, Quebec at annual rental of US $79,325 pursuant to the terms of a five year lease commencing December 27, 1997. The lease also provides for a five year renewal option at an annual rent of US $83,291.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of December 31, 1999, certain information concerning the ownership of the Company's Common Stock by: (i) each person who is known by the Company to own beneficially 5% or more of the outstanding shares of common stock; (ii) each of the Company's directors; and (iii) the name of each executive officer, both in respect to the number of shares owned by each person and the percentage of the outstanding shares represented thereby that also sets forth such information for directors and executive officers as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment powers with respect to the shares indicated. Pursuant to the rules of the Securities and Exchange Commission, shares of common stock which an individual or a group has a right to acquire within 60 days of December 31, 1999 pursuant to the exercise of presently exercisable or outstanding options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Information with respect to beneficial ownership is based upon the shareholder list provided by the Company's transfer agent.

Name and Address           Amount and Nature
of Beneficial Owner        of Beneficial Owner                Percent of Class

Tom Bourne                 1,000,000                                   8.9
7755 Texas Trail
Boca Raton, FL

Pierre & Finance           1,000,000                                   8.9
38-A De Malagnon
CH 1108 Geneva
Switzerland

Andrew Gaudet              1,000,000                                   8.9
P.O. Box 1492
Boca Raton, FL

Richgold Corporations SA   1,075,000                                   9.6
P.O. Box 1754 Panama CA
Republic of Panama (1)

Skyline Holdings Inc.        900,000                                   8.0
4055 St. Catherine West
Suite 133, Westmount

Terotex Enterprises          750,000                                   6.7
4055 St. Catherine,
Suite 132
Montreal

George Haligua (2) (3)       170,000                                   1.5

Ronald Lapenna (2) (3)        80,000                                    *

Dominique Morisot (2) (4)     50,000                                   1.3

Guseppe B. Motta              25,000                                    *

Leonard Stella (3) (4)        70,000                                    *

All Directors and
Executive Officers as
a Group (5 persons) (5)      395,000                                   3.4

-------------------
* Less than 1%

(1) Includes 100,000 shares held by an affiliated entity.
(2) Uses Company address.
(3) Includes 50,000 currently exercisable stock options.
(4) Consists of currently exercisable stock options.
(5) Includes 220,000 currently exercisable stock options.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

(a) Directors and Executive Officers.

Name                      Age                       Position
----                      ---                       --------
Leonard Stella             38                        President/Treasurer
Ronald Lapenna             56                        VP Personnel
Alain Soucy                65                        Chairman of the
                                                     Board of Directors
George Haligua             42                        VP Finance
Dominique Morisot          48                        CEO

Thomas Bourne              55                        Secretary
Guiseppe Bertelli Motta    56                        VP Research,
                                                     Board Advisory Committee

Dr. Alain Soucy, Chairman of the Board of Directors. Dr. Soucy received his Bachelor in Engineering from Laval University and his Doctorate in Engineering from Universite de Grenoble in France in 1963. From 1984 to 1988 he headed up the Institute of Superior Technology. From 1988 through 1998 he was the director general of INRS (Institut National de la Recherche Scientifique) a broad discipline based research institute where he oversaw a 300% rise in both research income and graduate student participation. The INRS is Quebec's leading research institute in the following nine scientific areas: Water, Earth, Marine, Energy and Material, Telecommunications, Urban Studies, Social, Health and Biotechnology. Concurrent with this posting, Dr. Soucy was also the director general of the Armond Frappier Institute, one of the leading pharmaceutical research facilities in Canada. Among his other projects is overseeing (1975-1984) all programs and environmental studies associated with the James Bay hydro electric development in Northern Quebec, one of the world's largest electricity generating facilities. He has sat on over two dozen Boards of Research Institutes and is a member of a dozen professional associations.

M. Leonard Stella, President/Treasurer, Director. Mr. Stella has a Bachelor of Arts from McGill University, and received his Masters of Arts in Administration from Concordia University in 1986. In 1987 Mr. Stella founded and operated a residential and commercial property developer, Dominion Certified Development. In 1991, he founded Trans-Immobilia, a residential property company that he continues to run. In 1998 he became one of the founding partners and holds the position of president and treasurer of the Company.

Mr. Dominique Morisot, CEO, Director. Mr. Morisot has extensive contacts through Europe and Asia. Although born in France, he is a long term resident of Geneva, and for 30 years has consulted to many companies overseeing the marketing and development of new territories. He has been involved in the marketing and selling of over $2 billion of products and projects in various lines of business. He brings to the Company an extensive knowledge of the overseas marketplace, and is an important source of information for potential products for the Company.

Dr. George Haligua, VP Finance, Director. Dr. Haligua received his Bachelor of Commerce from Haute Etude Commercial in Paris in 1977 and his Doctorate in Finance from l'Institue de Technologie in Basil, Switzerland in 1979. From 1980-82 he was a Vice-President at the Banque Nationale de Paris. During his tenure at Hunter Financial Group (1983-86), an Investment Bank headquartered in Calgary, Canada, he was promoted from 1st Vice-President to running the company as President and CEO. From 1986-91, he was the President and CEO of United Financial Corp. one of Canada's leading investment groups and fund managers operating out of their Vancouver office. Since 1992 he has founded and runs several computer and computer related corporations principally Dasher Computer Wholesalers of Toronto, Ontario.

Mr. Ronald Lapenna, VP Personnel, Director. Mr. Lapenna has extensive experience in the field of human resources and administration having served in this capacity for various levels of the Canadian Government, both federal and municipal. At the municipal level from 1980-1990, Mr. Lapenna created and managed the first integrated public security service for one of Montreal's top municipalities. At the federal level, from 1991-1993, he worked under the Minister of Transportation in creating specialized programs for airport personnel. Since 1993 he has run his own consulting firm, Penna & Associates. In 1999 he took on the added responsibility as President of Aqua Boost, a progressive manufacturer of specialized and bottled waters.

Mr. Thomas Bourne, Secretary. Mr. Bourne is a professional financial manager and advisor, having received his accreditation as a CA, a member of the Order of Chartered Accountants of Canada. He has had vast experience in dealing with the Banking and Investment circles having been for many years the Chief Investment Officer of one of Ontario, Canada's largest Credit unions. Over the past ten years, he has shifted his base of operations to the state of Florida where he practices in Boca Raton, as an independent financial consultant.

Mr. Guiseppe Bertelli Motta, VP Research, Board Advisory Committee. Mr. Motta is one of the co-discoverers of the use of Vocamine as the active ingredient in Malarex, Millenia's premier anti-malarial drug. As a leading Italian botanical researcher, Mr. Motta together with Professor Silvio Rossi did the painstaking research required in taking a natural compound and having it's efficacy as a pharmaceutical agent bourne out. Mr. Motta, using his expert knowledge of the wide spectrum of flora and fauna, is aggressively working on several extracts as the basis of other natural remedies both for malaria and other infectious diseases. Mr. Motta has been involved with the University of Roma as a researcher for more than the past 5 years.

(b) Significant Employees

None

(c) Family Relationships

There are no family relationships among directors or executive officers of the Company.

(d) Involvement in Certain Legal Proceedings.

None.

Item 6.  Executive Compensation.

(a) General

Commencing December 1, 1999, the Company has agreed to pay Dr. Alain Soucy, its Chairman of the Board of Directors, an annual salary of $36,000.

(b) Summary Compensation Table

                           SUMMARY COMPENSATION TABLE



Name and                                                   Long-term
Principal Position         Year       Salary      Bonus    Compensation: Options (1)
------------------         ----     --------      ------   --------------------------
Alain Soucy                1999          0          0         100,000 options(1)
Chairman

Leonard Stella             1999          0          0         210,000 options(2)
President, Treasurer
& Director

Dominique Morisot          1999          0          0         150,000 options(2)
CEO
& Director

Ronald Lapenna             1999          0          0          50,000 options(3)
VP-Personnel
& Director

George Haligua
VP Finance
& Director                 1999          0          0          50,000 options(3)


(1) Exercisable commencing August 30, 2000 at $.30 per share until December 31, 2003.
(2) Vest equally over 3 years commencing January 29, 2000. Exercisable at $1.50 per share until December 31, 2003.
(3) Vested on January 29, 2000. Exercisable at $1.50 per share until December 31, 2003.

(c) Options/SAR Grants Table

                        OPTION GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)




                                                     % of Options              Exercise Price
Name                       Number of Options         Granted (1999)            (per share)        Expiration

Alain Soucy                   100,000                  17.85%                   $.30               12/31/03
Leonard Stella                210,000                  37.50%                  $1.50               12/31/03
Dominique Morisot             150,000                  26.78%                  $1.50               12/31/03
Ronald Lapenna                 50,000                   8.93%                  $1.50               12/31/03
George Haligua                 50,000                   8.93%                  $1.50               12/31/03



(d) Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table

None

(e) Long Term Incentive Plan ("LTIP") Awards Table

None

(f) Compensation of Directors

No Director receives any compensation for serving on the Board.

(g) Employment Contracts and Termination of Employment, and
    Change-in-Control Arrangements

The Company has no employment contracts with any of its executive officers. Dr. Alain Soucy serves as Chairman of the Company for $36,000 annually. There are no provisions for cash compensation to be paid to any executive officer or director of the Company now, or upon the termination of their services. As indicated above, certain officers received stock options as compensation.

(h) Report on Repricings of Options/SARs

None.

Item 7.  Certain Relationships and Related Transactions.

The Company issued an unsecured long term note in the face amount of $255,600 without interest bearing annual payments of $44,400 for five years and a final payment of $33,600. The Note is to Guiseppe Motta and Silvio Rossi. Mr. Motta is an officer of the Company.

The company has a promissory note with Claude Villenueve, a shareholder, which is unsecured and bearing interest in the amount of 8% per annum. The amount at November 30, 1999 including interest is $1,043,464 and has no maturity date.

The company has an agreement to reimburse Claude Villenueve, a shareholder, for auto expenditures at a rate of $1,040 per month.

On January 9, 1998, the company entered into an agreement with L'Espoir Du Millenaire Inc. whereby L'Espoir Du Millenaire Inc. has exclusive marketing and distributor rights for the product Malarex. The agreement is for 5 years and requires L'Espoir Du Millenaire Inc. to make annual payments of $30,000 to the Company for the exclusive rights. The agreement also allows for renewal of the exclusivity for an additional 5 years provided that certain sales quotos have been met. L'Espoir Du Millenaire Inc. is owned Mr. Claude Villenueve, a shareholder of the Company.

Item 8. Legal Proceedings

None

Item 9.  Market Price for Common Equity and Related Stockholder Matters.

(a) Market Information

The Company's Common Stock is currently quoted for trading on the OTC Bulletin Board under the symbol MLHP. The following table sets forth the range of quarterly, high and low sale prices for the Company's Common Stock from the inception of quotation during the fourth quarter of 1998 and for 1999. The quotations represent inter-dealer quotations without adjustment for retail markups, markdowns or commissions, and may not necessarily represent actual transactions.



                                                                        Common Stock
                                                         High                                  Low
                 1998
Fourth Quarter (initial trading)                        $1.50                                  $.25

                 1999
First Quarter                                           $1.75                                  $.50
Second Quarter                                          $2.00                                 $1.12
Third Quarter                                           $2.50                                  $.75
Fourth Quarter                                          $1.45                                  $.43


Of the 11,211,220 shares of common stock outstanding, 5,920,000 are currently subject to the resale restrictions and limitations of Rule 144. In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate, or persons whose shares are aggregated with affiliates, who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the total number of outstanding shares of the same class. In the event the shares are sold on an exchange or are reported on the automated quotation system of a registered securities association, you could sell during any three-month period the greater of such 1% amount or the average weekly trading volume as reported for the four calendar weeks preceding the date on which notice of your sale is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been an affiliate for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

(b) Holders

As of December 31, 1999, there were 180 holders of the Company's common stock.

(c) Dividends

The Company has had no earnings to date, nor has the Company declared any dividends to date. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not declared any cash dividends since inception, and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future, as it intends to use earnings, if any, to generate growth.

Item 10. Recent Sales of Unregistered Securities.

In February 1998 the Company sold 6,100,000 shares of Common Stock at a price of $.07 per share. These shares were sold and issued pursuant to the exemption from registration contained in Regulation D, Rule 504.

In March 1999 the Company issued an aggregate of 1,111,220 shares of Common Stock to four persons as compensation for marketing services. These shares were issued pursuant to the exemption contained in Regulation S.

Item 11. Description of Securities.

(a) Common or Preferred Stock

The Company is authorized to issue 70,000,000 shares of Common Stock, $0.0001 par value, of which 11,211,220 shares were issued and outstanding as of the date hereof. Each outstanding share of Common Stock is entitled to one (1) vote, either in person or by proxy, on all matters that may be voted upon the owners thereof at meetings of the stockholders.

The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

Holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the individuals holding Common Stock with voting rights to more than 50% of eligible votes, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

(b) Debt Securities.

The Company has not issued any debt securities to date.

(c) Other securities to be Registered

None.

Item 12. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's Certificate of Incorporation contains provisions relating to the indemnification of director and officers and the Company's By-Laws extends such indemnities to the full extent permitted by Delaware law. The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such persons.

Item 13. Financial Statements.

The financial statements are included at the end of this Registration Statement, prior to the signature page.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

In February 1999, the Company dismissed Francesca Albano its auditor for the fiscal year ended November 30, 1998. Their report did not contain an adverse opinion or disclaimer of opinion nor was it modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was made by the Board of Directors based upon the Company's decision to pursue becoming a reporting company and the need to appoint independent auditors qualified to submit reports for filing with the SEC. There were no disagreements with the former auditor which if not resolved would have caused it to make reference to such disagreement in connection with its report.

Item 15. Financial Statements and Exhibits.

(a) List of Financial Statements filed herewith.

          Independent  Auditors' Report
          Balance Sheet (11/30/99 and 11/30/98)
          Statement of Income (Years ended 11/30/99 and 11/30/98) Statement of Shareholders' Equity (Year ended 11/30/90) Statement of Cash Flows (Years ended 11/30/99 and 11/30/98) Summary of Significant Accounting Policies
          Notes to the  Finance Statements

(b) List of Exhibits.

3.1 Certificate of Incorporation*
3.2 By-Laws*
4.1 Form of Stock Certificate*
10.1 Purchase Agreement for Vocamine*
10.2 Purchase Agreement for Research Data*
10.3 Purchase Agreement for Strychonos*
10.4 Distribution Agreement with L'Espair Du Millenaire Inc.
27 Financial Data Schedule

                                Mark Cohen C.P.A.
                           1772 East Trafalgar Circle
                               Hollywood, Fl 33020
                                (954) 922 - 6042


                          INDEPENDENT AUDITORS' REPORT




Board of Directors
Millenia Hope Inc.

We have audited the accompanying balance sheet of Millenia Hope Inc. (a company in the development stage) as of November 30, 1999 and the related statements of operations, shareholders' equity (deficiency) and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Millenia Hope Inc. as of November 30, 1998 were audited by other auditors whose report dated January 27,1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millenia Hope Inc. at November 30, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has experienced an operating loss that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Mark Cohen
Mark Cohen C.P.A.
A Sole Proprietor Firm

Hollywood, Florida
January  21, 2000

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                                 BALANCE SHEET
                           NOVEMBER 30, 1999 AND 1998

                                     Assets

                                                            1999         1998

Current Assets
     Cash and cash equivalents                            $ 3,933     $ 21,000

       Total current assets                                 3,933       21,000
Property and equipment, net                                46,236       60,800
Other assets                                            1,054,800      747,300

       Total assets                                     1,104,969      829,100
                                                        =========      =======

                      Liabilities and Shareholder's Equity

     Current Liabilities
     Accounts payable                                     165,200      256,700
     Current portion of long term debt                     44,600
     Notes payable (principally related parties)        1,264,965      692,000
     Other current liabilities                             11,450            -

       Total current liabilities                        1,486,215      948,700
     Long -term debt, less current portion                211,000      255,600

   Shareholder's Equity
     Common Stock, $.0001 par value; authorized             1,121        1,010
        70,000,000 shares; issued and outstanding
        11,211,220 in 1999 and 10,100,000 in 1998
     Paid in Capital                                    1,960,104      446,190
     Deficit accumulated during the development stage  (2,553,470)    (822,400)

       Total Shareholder's Equity                        (592,246)    (375,200)

       Total liabilities and shareholder's equity      $1,104,969    $ 829,100

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                              STATEMENT OF INCOME
                 FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998
          FROM INCEPTION (DECEMBER 24, 1997) THROUGH NOVEMBER 30, 1999






                                                                      Years Ended
                                                      November 30, 1999           November 30, 1998
                                              ----------------------------     ---------------------

Revenue:
       Licensing Fees                                     $ 27,500                        $ -

Operating Expenses:
       Selling, general and administrative expenses      1,695,278                    790,400
                                                    -----------------------    ----------------------

Loss before other income (expense)                      (1,667,778)                  (790,400)

Other income (expense):
       Interest expense                                    (63,292)                   (32,000)
                                                    -----------------------    ----------------------
          Total other income (expense)                     (63,292)                   (32,000)

                                                    -----------------------    ----------------------
Net Loss                                                (1,731,070)                  (822,400)
                                                    =======================    ======================

Basic weighted average common shares outstanding        11,052,384                 10,100,000
                                                    =======================    ======================

Basic Loss per common share                              $ (0.1566)                 $ (0.0814)
                                                    =======================    ======================


                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                        STATEMENT OF SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED NOVEMBER 30, 1999



                                                                                                                Accumulated
                                                                                                                Deficit during
                                                                         Common                   Paid in       Development
                                                                 Shares           Amount          Capital            Stage
                                                            -----------------  --------------  --------------   ----------------


Balance, beginning December 01, 1997:                                      -             $ -             $ -                $ -


Proceeds from December 1997 private placement                      4,000,000             400          19,800

Proceeds from February 1998 private placement                      6,100,000             610         426,390

Net loss year ended November 30, 1998                                                                                  (822,400)
                                                            -----------------  --------------  --------------   ----------------
Balance at November 30, 1998                                      10,100,000           1,010         446,190           (822,400)

March 21, 1999 issuance of shares                                  1,111,220             111       1,513,914

Net loss year ended November 30, 1999                                                                                (1,731,070)
                                                            -----------------  --------------  --------------   ----------------

Balance, ending November 30, 1999:                                11,211,220          $1,121       $1,960,104       $(2,553,470)
                                                            =================  ==============  ==============   ================


                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                            STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998
          FROM INCEPTION (DECEMBER 24, 1997) THROUGH NOVEMBER 30, 1999




                                                                                          Years Ended
                                                                                1999                        1998
                                                                           ----------------             --------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)                                                              $(1,731,070)                 $(822,400)
Adjustments to reconcile net income (loss) to net cash
 used in operating activities:
              Depreciation and amortization                                         14,564                     15,200
Changes in Operating assets and liabilities:
              Accounts Payable and Accrued Liabilities                             (80,050)                   256,700
                                                                           ----------------             --------------

Net cash provided by/(used in) operating activities                             (1,796,556)                  (550,500)


CASH FLOWS FROM INVESTING ACTIVITIES:

Patent rights                                                                     (307,500)                  (747,300)
Purchase of Property and equipment                                                                            (76,000)
                                                                           ----------------             --------------

Net cash provided by/(used in) investing activities                               (307,500)                  (823,300)


CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from:
  Notes payable, principally related parties                                       572,964                    692,000
  Long term debt                                                                         -                    255,600
  Issuance of stock                                                              1,514,025                    447,200
                                                                           ----------------             --------------

Net cash provided by/(used in) financing activities                              2,086,989                  1,394,800
                                                                           ----------------             --------------


Net increase (decrease) in cash and cash equivalents                               (17,067)                    21,000
Cash and cash equivalents, beginning of period                                      21,000                          -
                                                                           ----------------             --------------

Cash and cash equivalents, end of period                                           $ 3,933                   $ 21,000
                                                                           ================             ==============


                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Years
                        Ended NOVEMBER 30, 1999 AND 1998

Basis of accounting:
    Millenia Hope Inc. prepares its financial statements in accordance with generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical cost and may not necessarily represent current values.

Management estimates:
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Fair value of financial instruments:
    The carrying amounts of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short duration of these instruments.

Impairment of long-lived assets:
    Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. Intangible assets have been written down to their net estimated realizable value.

Cash and cash equivalents:
    The Company considers all highly liquid investments with original maturities of ninety days or less to be cash and cash equivalents. Such investments are valued at quoted market prices.

Property, equipment and depreciation:
    Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the double declining balance method over the estimated useful lives when the property and equipment is placed in service. Amortization of leasehold improvements is computed using the straight line method over the estimated useful life as follows:

                                                           Estimate Useful Life
                                                                 (In Years)

                  Office Furniture and Equipment                     10
                  Leashold Improvements                               5

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                     YEARS ENDED NOVEMBER 30, 1999 AND 1998

    The cost of fixed assets retired or sold, together with the related accumulated depreciation, are removed from the appropriate asset and depreciation accounts, and the resulting gain or loss is included in net earnings.

Patents
    Patents are recorded at cost, less accumulated amortization. Patents are amortized to operations using the straight-line method over a ten year term, which is less than the legal patent term. Amortization on patents will begin when the company commences operations.

Per share amounts:
    Loss per share is computed by dividing net loss by the weighted average number of shares outstanding throughout the year.

Recent Accounting Pronouncements:
    The Statement of Financial Accounting Standards Board (SFAS) No. 130, "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board (FASB) in June 1997. This Statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income including, among other things, foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. Also in June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting information about operating segments in annual financial statements, and requires that an enterprise report selected information about operating segments in interim reports issued to shareholders. Both of these Statements are effective for fiscal periods beginning after December 15, 1997. The Company does not expect the adoption of these statements to have a material impact on its financial condition or results of operations.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                     NOTES TO THE FINANCIAL STATEMENTS YearS
                        Ended NOVEMBER 30, 1999 AND 1998


1.       Organization and business
         Millenia Hope Inc. was incorporated in the State of Delaware on December 24, 1997. The Company participates in the treatment and prevention of malaria. Through its acquisition of the patent for Malarex, the company will further develop and distribute Malarex as the dominant control agent for the treatment and prevention of malaria throughout the world.

2.       Concentrations of credit risk
        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The credit risk associated with cash and cash equivalents is considered low due to the credit quality of the financial institutions. The Company maintains, when appropriate, an allowance for uncollectible receivables. Therefore, no additional credit risk beyond amounts provided for collection losses is believed inherent in the Company's receivables and to date have been within management's expectations.

3.       Details of financial statement components

                                                         1999          1998
                                                         ----          ----

        Property and Equipment:
           Furniture and Fixtures                    $ 15,900      $ 15,900
           Leasehold Improvements                      60,100        60,100
                                                       ------        ------
                                                       76,000        76,000
           Accumulated Depreciation/Amortization       29,764        15,200
                                                       ------        ------
          Property, and Equipment, net               $ 46,236      $ 60,800
        Other Assets:
           Patents                                $ 1,054,800    $  747,300

             Other Current Liabilities:
           Deferred Revenue                           $ 2,500       $     -
           Accrued Expenses                             8,950             -
                                                -------------        ------

                                                     $ 11,450       $     -

4.    Note Payables:
           Note Payable - Silvio Rossi              $ 221,500       $     -
             unsecured, no interest, maturing
             May 31, 2002
            Related Party:
           Promissory Note Payable - C. Villenueve, 1,043,464       692,000
                                                    ---------      --------
           a shareholder, unsecured, interest at 8%
           per annum, no maturity date.           $ 1,264,964   $   692,000

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                       NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED NOVEMBER 30, 1999 AND 1998


5.    Long-term debt
           Promissory Note - Giuseppe Motta and   $   255,600   $   255,600
             Silvio Rossi, unsecured bearing no
             interest; annual payments of $44,400 for 5 years and a final payment of $33,600

           Less current portion of long term debt      44,400             -
                                                 ------------      ---------
                                                   $  211,200   $   255,600

6.       Commitments, contingencies and litigation
        Office rent agreement:
           On December 27, 1997, the company entered into an office rent agreement with 9033-0176 Quebec Inc. for office space. This agreement also includes the full usage of all office equipment and receptionist. This agreement is for a term of 5 year and the annual rental amount is $79,325.

        Auto Reimbursement
           The company has agreed to reimburse Claude Villenueve, a shareholder, each month an amount of $1,040 relating to auto expenses used in the course of business.

          Going Concern: The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The company reported a net loss of $1,731,070 for the year ended November 30, 1999 and has reported net losses of $2,553,470 from inception (December 24, 1997) to November 30, 1999. As reported on the statement of cash flows, the Company incurred negative cash flows from operating activities of $1,796,556 for the year ended November 30, 1999 and has reported deficient cash flows from operating activities of $2,347,056 from inception (December 24, 1997). To date, these losses and cash flow deficiencies have been financed principally through the sale of common stock ($447,200), issuance of common stock in settlement of contractual obligations ($1,514,025) and short term debt ($1,264,965) which is related party debt. Additional capital and/or borrowings will be necessary in order for the Company to continue in existence until attaining and sustaining profitable operations. Management has continued to develop a strategic plan to develop a management team, maintain reporting compliance and establish long term relationships with other major organizations to develop and distribute the product Malarex. Management anticipates generating revenue through the sales of Malarex during the next fiscal year. The major shareholder's of the organization have committed to fund the operations of the organization during the next fiscal year until the organization can generate sufficient cash flow from operations to meet current operating expenses and overhead.

7.   Comprehensive  income  (loss)
          The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. The adoption of this statement did not result in a change in the Company's disclosure.

                               MILLENIA HOPE INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                       NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED NOVEMBER 30, 1999 AND 1998

8.       Related Parties

         As discussed in Note 4, the company has a promissory note with Claude Villenueve, a shareholder, which is unsecured and bearing interest in the amount of 8% annum. The amount at November 30, 1999 including interest is $1,043,464 and has no maturity date.

         As discussed in Note 6, the company has an agreement to reimburse Claude Villenueve, a shareholder , monthly for auto expenditures a standard amount of $1,040.

          On January 9, 1998, the company entered into an agreement with L'Espoir Du Millenaire Inc. whereby L'Espoir Du Millenaire Inc. has exclusive marketing and distributor rights for the product Malarex. The agreement is for 5 years and requires L'Espoir Du Millenaire Inc. to make annual payments of $30,000 to Millenia Hope Inc. for the exclusive rights. The agreement also allows for renewal of the exclusivity for an additional 5 years provided that certain sales quotos have been met. L'Espoir Du Millenaire Inc. is owned Mr. Claude Villenueve, a shareholder in Millenia Hope Inc.

9.       Income Taxes
         The Company did not provide any current or deferred United States federal, state or foreign income tax provision or benefit for the period presented because it has experienced operating losses since inception. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability.

10.      Warrants and Options

          In 1998, the Company, in accordance with it private placement memorandum to sell 6,100,000 units (each unit consisting of one (1) share of common stock and one (1) warrant, sold 6,100,000 shares of common stock. Each warrant entitles the registered holder thereof to purchase at any time from the date for a period of three (3) years, one share of common stock at a price of $0.09.

          On January 29, 1999 the company granted 210,000 options to its President, Leonard Stella. The options vest 70,000 per year over a three year period. The options are exercisable at $1.50 per share and expire on December 31, 2003.

          On January 29, 1999 the company granted 150,000 options to its Chief Executive Officer, Dominique Morisot. The options vest 50,000 per year over a three year period. The options are exercisable at $1.50 per share and expire on December 31, 2003.

          On January 29, 1999 the company granted 50,000 options to its Vice President of Human Resource, Ronald Lapenna. The options vest after one year. The options are exercisable at $1.50 per share and expire on December 31, 2003.

          On January 29, 1999 the company granted 50,000 optiosn to its Vice President Finance, George Haligua. The options vest after one year. The options are exercisable at $1.50 per share and expire on December 31, 2003.

          On August 30, 1999, the Company granted 100,000 options to its chairman of the Board, Dr. Alain Soucy. The options are excercisable at $0.30 per share until December 31, 2003. The options vest after one year.

11.      Earnings (Loss) per common share
         Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MILLENIA HOPE INC.




Date: February 7, 2000
                                       /s/Alain Soucy
                                       Alain Soucy, Chairman




Date:  February 7, 2000
                                       /s/Leonard Stella
                                       Leonard Stella, President and Director



Date:  February 7, 2000
                                       /s/Dominique Morisot
                                       Dominique Morisot, CEO and Director



Date:  February 7, 2000
                                       /s/George Haligua
                                       George Haligua, VP Finance and Director
                                      (Principal Financial Officer)



Date:  February 7, 2000
                                       /s/Ronald Lapenna
                                       Ronald Lapenna, VP Personnel and Director

     Index to Exhibits

3.1 Certificate of Incorporation*
3.2 By-Laws*
4.1 Form of Stock Certificate*
10.1 Purchase Agreement for Vocamine*
10.2 Purchase Agreement for Research Data*
10.3 Purchase Agreement for Strychonos*
10.4 Distribution Agreement with L'Espair Du Millenaire Inc.
27 Financial Data Schedule

----------------------
* To be filed by Amendment

                                 Page 20 of 20